Exhibit 12.1

MIDSTATES PETROLEUM COMPANY, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(In thousands, except ratios)

	Year Ended December 31,
	2013	2012		2011	2010	2009

Earnings available before fixed charges:
Pre-tax income (loss)	(490,514)	7,789		16,657	(15,635)	(11,752)
Add: Fixed charges	115,881	24,755		5,723	2,114	981
Total additive items	(374,633)	32,544		22,380	(13,521)	(10,771)

Less: Capitalized interest	(32,245)	(11,175)		(2,600)	(1,654)	(830)

Total earnings available for fixed charges	$(406,878)	$21,369		$19,780	$(15,175)	$(11,601)

Interest expensed	$77,179	$11,711		$2,094	$—	$—
Interest capitalized	32,245	11,175		2,600	1,654	830
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,960	1,529		850	314	41
Portion of rental expense which represents interest factor (1)	497	340		179	146	110
Total Fixed Charges	$115,881	$24,755		$5,723	$2,114	$981

Ratio of earnings to fixed charges	(b)		(c)	3.5	(d)	(e)

Total fixed charges	$115,881	$24,755		$5,723	$2,114	$981
Pre-tax preferred dividends (a)	22,230	10,844		—	—	—

Total fixed charges plus preferred dividends	$138,111	$35,599		$5,723	$2,114	$981

Ratio of earnings to combined fixed charges and preferred dividends	(b)		(c)	3.5	(d)	(e)

(a)    Prior to October 1, 2012, the Company did not have any preferred stock outstanding.  Preferred dividends shown herein relate to the Company’s Series A Mandatorily Convertible Preferred Stock (“Series A Preferred Stock”) issued on October 1, 2012, which allows, at the Company’s option, for the 8% annual dividend payment to be made either in cash or through an adjustment to the Series A Preferred Stock liquidation preference.  Pre-tax preferred stock dividend amounts for the three months ended March 31, 2013 and the year ended December 31, 2012 were calculated utilizing the Company’s effective tax rate for the applicable periods (39.5% for March 31, 2013 and 40.1% for the year ended December 31, 2012) and represent the notional dividend amount as though paid in cash,  rather than through an adjustment to the Series A Preferred Stock liquidation preference.

(b)    Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and combined fixed charges and preferred dividends.  The coverage deficiency was $522.8 million and $545.0 million, respectively.

(c)     Earnings for the year ended December 31, 2012 were inadequate to cover fixed chargesand combined fixed charges and preferred dividends.  The coverage deficiency was $3.4 million and $14.2 million, respectively.

(d)    Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges and combined fixed charges and preferred dividends.  The coverage deficiency was $17.3 million and $17.3 million, respectively.

(e)     Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and combined fixed charges and preferred dividends.  The coverage deficiency was $12.6 million and $12.6 million, respectively.